# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Immunocore Holdings plc, CIK 0001671927
CUSIP: 45258D105
Title of class of securities: Ordinary shares, nominal value of GBP0.002 per share
Address of issuer's principal executive offices: 92 Park Drive, Milton Park, Abingdon, Oxfordshire, United Kingdom (X0), OX14 4RY
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001730038

## Reporting persons
- Jallal Bahija: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,493,139; shared voting power 0; sole dispositive power 4,493,139; shared dispositive power 0; aggregate amount beneficially owned 4,493,139 (8.2% of the class)

## Item 1. Issuer
Name of issuer: Immunocore Holdings plc
Address of issuer's principal executive offices: 92 Park Drive, Milton Park, Abingdon, Oxfordshire, United Kingdom, OX14 4RY

## Item 2. Person Filing
Name of person filing: Bahija Jallal, Ph.D.
Address of principal business office or, if none, residence:
The address and principal business office of the Reporting Person is:
c/o Immunocore Holdings plc
92 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, Dr. Jallal was the beneficial owner of 4,493,139 ordinary shares, consisting of 4,493,139 ordinary shares underlying outstanding options held by Dr. Jallal that are or will be exercisable within 60 days of December 31, 2024.
Percent of class: 8.2%, which is based on a total of 50,032,770 ordinary shares (including ordinary shares in the form of American Depositary Shares) outstanding as of October 31, 2024, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2024, filed with the United States Securities and Exchange Commission on November 6, 2024.
Sole power to vote or to direct the vote: 4,493,139
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,493,139
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jallal Bahija: /s/ Bahija Jallal, Bahija Jallal, Ph.D. (02/14/2025)